Exhibit 99.1

Further validation of revitalized HPC strategy

Record operating hashrate of 5.6 EH/s

Expansion plan to 9.1 EH/s

Key Highlights1

Key metrics[2]	Jun-23
Average operating hashrate (PH/s)	5,587
Bitcoin mined	428
Mining revenue (US$’000)	11,653
Electricity costs (US$’000)	5,572
Revenue per Bitcoin (US$)	27,211
Electricity costs per Bitcoin (US$)	13,011

•	Corporate:
•	Prior high-performance computing (“HPC”) data center strategy revitalized
o	Recent discussions with prospective HPC partners (e.g. AI/cloud providers, GPU manufacturers, hyperscale data center operators) have further validated previous work and attractive positioning:
◾	100% renewable energy
◾	Expertise in building and operating data centers for high power density applications
◾	Significant available power, including 500MW3 at Childress
•	Expansion of Bitcoin mining
o	Record average operating hashrate during June of 5.6 EH/s
o	Targeting expansion from 5.6 EH/s to ~9.1 EH/s4 of potential data center capacity by early 2024[5]
•	Operations (for the month of June 2023):
•	Average operating hashrate of 5,587 PH/s (+1% vs. May)
•	Monthly operating revenue of US$11.7 million (-14% vs. May)
•	428 Bitcoin mined (-16% vs. May)
•	~US$0.6 million of estimated power sales at Childress via automated algorithm (~22 Bitcoin equivalent)[6]
The reduction in monthly operating revenue and Bitcoin mined (vs. May) primarily reflects the reversion in network transaction fees and increase in difficulty-implied global hashrate during the period.

1 All timing references in this investor update are to calendar months, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 Assumes 600MW grid connection and operational bulk power station, excluding Phase 1 (first 100MW).
4 Assumes purchase of Bitmain S19 XP miners. Additional miners have not yet been purchased and the Company will continue to monitor the market for purchase opportunities. Hashrate figures may change depending on miner procurement selection.
5 Indicative timing for completion of data centers.
6 Represents unaudited estimated power credits (primarily driven by curtailment) under hedge contracts (based on current meter data and average quarter hour spot prices). Bitcoin equivalent calculated by dividing the estimated power credits by the average revenue per Bitcoin of $27,211 for the month of June. Current internal estimate as monthly electricity invoices have not yet been issued for Childress.

•	Construction:
•	Childress (Phase 1: 100MW – Texas, USA)
o	20MW data center operating, with remaining 80MW under construction (Phase 1)
o	Long-lead items ordered for second 100MW (Phase 2)
o	Rapid, efficient and near-term growth pathway for subsequent 400MW (Phases 3-6)

Corporate update

9.1 EH/s expansion plan and revitalization of HPC strategy
On June 20, Iris Energy announced its expansion plan to 9.1 EH/s and revitalization of its HPC strategy. Key highlights:
•	Childress Phase 1 (first 100MW): construction of remaining 80MW underway, targeting expansion of potential data center capacity from 5.6 EH/s to ~9.1 EH/s4 by early 2024[5]
•	Childress Phase 2 (second 100MW): long-lead items ordered to unlock ~13.6 EH/s4
•	Near-term focus on data center construction, whilst retaining flexibility on timing for miner purchases, which is subject to funding and market conditions
•	The Company remains well capitalized with ~$64m cash[7], no debt, operating cashflows from its existing 5.6 EH/s, as well as additional optionality from its committed equity facility
•	Prior HPC[8] data center strategy revitalized with early traction for potential use of current sites, as well as additional global sites under development

The update can be accessed via the following link.

Upcoming conferences
Iris Energy currently plans to attend the following conferences during the second half of 2023:
•	August 7-10: Canaccord Genuity 43rd Annual Growth Conference, Boston
•	September 11-13: H.C. Wainwright 25th Annual Global Investment Conference, New York
•	October 5-6: Pacific Bitcoin, Los Angeles
•	October 30-31: AIM Summit, Dubai

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception9.

The project achieved average monthly operating hashrate of 831 PH/s in June compared to 809 PH/s last month.

Mackenzie update (2.6 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception9.

The project achieved average monthly operating hashrate of 2,572 PH/s in June compared to 2,532 PH/s last month.

Prince George update (1.6 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception9.

The project achieved average monthly operating hashrate of 1,608 PH/s in June compared to 1,592 PH/s last month.

7 Reflects USD equivalent, unaudited preliminary cash, cash equivalents and term deposits as of May 31, 2023.
8 Refers to the practice of aggregating computing resources to perform computationally intensive operations. Potential applications include AI / machine learning, health care, engineering, aerospace, media & entertainment and finance.
9 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.

Childress update (0.6 EH/s, 20MW capacity / 80MW under construction) – Texas, USA

Childress has been powered by 100% renewable energy since inception via the purchase of RECs.

The Company’s 600MW high voltage connection infrastructure and first 20MW data center (supporting ~0.6 EH/s) have been operational since April 2023.

The project achieved average monthly operating hashrate of 577 PH/s in June compared to 577 PH/s last month.

Construction of remaining 80MW is underway for Phase 1 (first 100MW), targeting expansion of potential data center capacity from 5.6 EH/s to ~9.1 EH/s4 by early 20245.

Additional long-lead items continue to be ordered for Phase 2 (second 100MW), which has the potential to unlock up to ~13.6 EH/s4 for the Company.

The Company’s significant upfront investment in key infrastructure also provides a rapid, efficient and near-term growth pathway for the subsequent 400MW of power capacity at the site (Phases 3-6).

Childress – operational 20MW data center	Childress – aerial view of the site

Community engagement

Canal Flats, BC, Canada

•	Iris Energy hosted an Open House, welcoming the local community to participate in site tours
•	Iris Energy presented a cheque to the Canal Flats Community Society in the amount of C$20,000 to support the annual Flats Fest outdoor music festival

Prince George, BC, Canada

•	Iris Energy was invited to attend the Indigenous Day celebration at Lheidli T’enneh Park, meeting with Elders to learn more about the Lheidli T’enneh history and to hear their stories

Mackenzie, BC, Canada

•	Iris Energy hosted the Mayor and Council members for site tours
•	Iris Energy contributed C$1,000 to the High School’s Dry Graduation celebration to ensure the graduating class can celebrate their success safely
•	Members of the Iris Energy team participated in the McLeod Lake Indian Band Indigenous People’s Day event
•
The Iris Energy team participated in the Mike Morris Golf Tournament and sponsored a hole, supporting this local event and partaking in the festivities with all the funds raised going to the Mackenzie Counselling Services

Childress, Texas, USA

•	Iris Energy announced the launch of the Community Grants Program for 2023, to invest up to US$100,000 into local non-profit organization and schools in the community

Iris Energy
Bitcoin
Iris Energy
$ 20,000
Iris Energy

This Hole
Sponsored by:
IrisEnergy
Mike Morris Invitational

Canal Flats – Community Society	Mackenzie – Mike Morris Golf Tournament

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate capacity that can power growth beyond the Company’s 760MW of announced capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 5,587 PH/s in June (compared to 5,510 PH/s in May). The decrease in Bitcoin mined (428 vs. 508 in May) was primarily attributable to a reversion in network transaction fees and an increase in the difficulty-implied global hashrate. The decrease in electricity costs ($5.6 million vs. $6.1 million in May) was primarily attributable to automated power cost optimization at Childress resulting in ~$0.6 million of estimated power sales6. Electricity costs per Bitcoin were $13.0k in June (compared to $11.9k in May) due to the decrease in Bitcoin mined, partially offset by lower power costs at Childress.

Operating	Apr-23	May-23	Jun-23
Renewable energy usage (MW)[10]	119	167	169
Avg operating hashrate (PH/s)	3,965	5,510	5,587

Financial (unaudited)[2]	Apr-23	May-23	Jun-23
Bitcoin mined	319	508	428
Mining revenue (US$’000)	9,037	13,526	11,653
Electricity costs (US$’000)	4,184	6,056	5,572
Revenue per Bitcoin (US$)	28,331	26,628	27,211
Electricity costs per Bitcoin (US$)	13,118 (12,563 adj)[11]	11,922	13,011

Miner Shipping Schedule	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating (June average)	S19j Pro[12]	56,352	5.6	5.6
Inventory – pending deployment or in transit	S19j Pro	834	0.1	5.7
Total*		57,186	5.7	5.7
* As noted in the table below, the Company’s existing data center capacity is estimated to support ~5.6 EH/s of Bitmain S19j Pro miners.

Site	Capacity (MW)	Capacity (EH/s)[13]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	80	2.6	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Total (BC, Canada)	160	5.0
Childress (Texas, USA)	20	0.6	Complete	Operating
Total Operating (Canada & USA)	180	5.6
Childress (Texas, USA)	80	3.5[4]	Early 2024[5]	Under construction
Total (Canada & USA)	260	9.1

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

10 Comprises actual power usage for Canal Flats, Mackenzie, Prince George and Childress. Canal Flats, Mackenzie and Prince George have been powered by 100% renewable energy (since inception) of which approximately 97% is directly from renewable energy sources; approximately 3% is from the purchase of RECs. Childress has been powered by 100% renewable energy since inception via the purchase of RECs.
11 The Company’s unadjusted electricity costs per Bitcoin mined were elevated in April primarily due to excess demand charges for our BC sites attributable to unutilized power capacity. The adjusted electricity costs per Bitcoin mined excludes such excess demand charges (i.e. assumes demand charges based on average demand for the period).
12 Includes S19 XP hardware and mix of lower efficiency hardware, which is estimated to represent less than 2% of the operating 5.6 EH/s.
13 Reflects estimated hashrate capacity by site assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners.

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs, as well as limitations on the availability of electrical supply for Bitcoin mining due to restrictions imposed by governmental authorities or otherwise; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under any hardware purchase contracts or debt financing obligations) and the Company’s growth plans; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and is taking steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans and other assets securing such loans, including appointing a receiver with respect to such special purpose vehicles, which is expected to result in the loss of the relevant Bitcoin miners securing such loans and has materially reduced the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6-K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of June 2023 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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